1(212) 318-6053

keithpisani@paulhastings.com

August 6, 2015

VIA EDGAR

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gabelli Securities Group, Inc.
Form 10-12B
Filed May 12, 2015
File No. 1-37387

Dear Mr. Windsor:

On behalf of our client, Gabelli Securities Group, Inc. (the “Company”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated June 8, 2015, with respect to the above-referenced registration statement (the “Form 10”), including the Information Statement filed as Exhibit 99.1 to the Form 10 (the “Information Statement”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Form 10 (“Amendment No. 1).

As you will note, the Information Statement reflects an immaterial restatement of the Company’s combined consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 (the “Audited Financial Statements”), as described in Note B to the Audited Financial Statements beginning on page F-12 of the Information Statement.  The Company has evaluated the restatement under “Staff Accounting Bulletin No. 99 — Materiality” and believes the restatement is immaterial because, among other things, (i) the Information Statement is still preliminary, and no investors, rating agencies or analysts have relied on the information contained in the Information Statement to make investment decisions and (ii) the impact of the restatement on the Company’s balance sheet is negligible and there is no impact on assets under management (“AUM”) and the Company believes that, as a qualitative matter, due to the nature of the Company’s business, analysts, rating agencies, shareholders and other stakeholders will focus on balance sheet and AUM metrics, not profit and loss items, which is where the restatement, as a quantitative matter, had a more significant effect.  While the Company believes the restatement is immaterial, management has concluded that there exists a material weakness in its internal control over financial reporting.  This material weakness was specific to the controls around the transfer of financial information from GAMCO Investors, Inc. to the Company during its formation process and not in the design or operation of controls related to the normal course recognition, valuation or reporting of investment transactions.  The conclusion regarding the existence of a material weakness was

August 6, 2015

reached after the matter was discussed by management with the audit committee of the board of directors of GAMCO Investors, Inc., the current parent company of the Company, and discussed with the Company’s independent registered public accounting firm.  The Company has taken steps to implement changes to its internal control over financial reporting in order to remediate the material weakness.

The Company has also provided detailed disclosure regarding the material weakness that caused the restatement in the Risk Factors and MD&A sections of the Information Statement.

We have reproduced each of the Staff’s comments below in italics and have provided the Company’s response below each comment.  Page number references in the responses below are to Amendment No. 1 or the Information Statement included in Amendment No. 1, as applicable.

Registration Statement on Form 10-12B

Exhibit Index

1.                                      Please revise your exhibit index to include the registration rights agreement and the demand loan documentation to which you refer on page 87 of your information statement.

The Company has revised the disclosure on page 4 of Amendment No. 1 in response to the Staff’s comment.

Exhibit 99.1

General

2.                                      On page 27 of the information statement, in the sentence stating “If we were deemed an investment company under the Adviser Act . . . effect on our business” and the immediately succeeding paragraph, please change the term “Advisers Act” each time it appears to the “Investment Company Act of 1940”.  Moreover, in the first and second sentences of the paragraph under “If we were deemed an investment company under the Advisers Act . . . effect on our business,” you state that “[w]e do not believe that we are an ‘investment company’ under the Advisers Act [sic] because the nature of our assets and the sources of our income exclude us from the definition of an investment company pursuant to Rule 3a-1 under the Advisers Act [sic].  In addition, we believe we are not an investment company under Section 3(b)(1) of the Advisers Act [sic] because we are primarily engaged in a non-investment company business.” We note that a very significant portion of GSG’s assets consists of securities and a significant portion of GSG’s income will be or may be derived from investments.  See, for example, the Information Statement at pages 43, 56, and F-6.  Please provide us with a more fulsome analysis under Rule 3a-1 and Section 3(b)(1) of the Investment Company Act of 1940, with the appropriate numbers to support your conclusion that GSG is not an investment company under the 1940 Act.  Please also include a discussion of why GSG is not an investment company under Section 3(a)(1)(A) of the 1940 Act.  Finally, in light of the significant investment in and income derived from (or that may be derived from) securities and the analysis you provide, consider whether it is necessary to include additional disclosure concerning the risk that GSG may be found to be an investment company under the 1940 Act.

August 6, 2015

The Company has revised the disclosure on pages 27 and 28 of the Information Statement in response to the Staff’s comment.

GSG intends to rely on the exclusion from the definition of “investment company” provided by Rule 3a-2 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  Under this rule, an issuer is not deemed to be an “investment company”  if the issuer has a bona fide intent to be engaged primarily, as soon as is reasonably possible but in any event by the expiration of a one year time period, in a business other than that of an “investment company.” As provided in Rule 3a-2, during the one year period, the issuer must undertake activities that are consistent with an objective to no longer be an “investment company” by the end of this period.  In addition, the issuer’s board of directors must adopt a resolution that commits the issuer to undertake activities in order to achieve this objective.  GSG will satisfy these conditions for relying on Rule 3a-2.

As explained in the information statement, GSG is a newly formed company that will serve as the holding company for GAMCO’s alternative investment management and institutional research services businesses that it will receive in the spin-off.  GSG’s principal subsidiary will be GSI, a registered investment adviser, in which GSG will own a 93.9% interest and through which it will operate its alternative investment management business. GSI and its wholly owned subsidiary, Gabelli & Partners, collectively serve as general partners or investment managers to investment funds, including limited partnerships and offshore companies, and separate accounts.  As of March 31, 2015, GSI managed a total of approximately $1.0 billion in assets.  GSG’s other principal subsidiary will be G.research, LLC, a wholly owned subsidiary of GSI and a registered broker-dealer.  Through G.research, GSG will provide institutional research services as well as act as an underwriter.  Because GSG will also receive cash and securities in the spin-off to fund its business strategy, however, GSG may be deemed to be an “investment company” on the distribution date because it might be deemed to own “investment securities” that exceed 40% of the value of its adjusted total assets on an unconsolidated basis.

As also explained in the information statement, GSG intends to actively pursue its business strategy to grow its alternative investment management business and the related broker-dealer business after the spin-off, and to deploy its cash and securities assets in pursuing this objective.  GSG intends to grow its businesses by, among other methods, emphasizing its proven asset management strengths, including its funds’ long-term performance record, its diverse product offerings, and its experienced investment, research and client relationship professionals. A key element of GSG’s business strategy is to continue to use the Gabelli “Private Market Value (PMV) with a Catalyst” (value investing) approach as its core investment philosophy.  In addition, GSG intends to grow its investment partnerships’ advisory business by gaining share in existing products and introducing new products within its core competencies, such as event driven value investing and event merger arbitrage, particularly internationally.  Further, GSG intends to leverage its research and investment capabilities to selectively and opportunistically pursue acquisitions, alliances and lift-outs that will broaden its product offerings and add new sources of distribution.  Finally, GSG intends to pursue partnerships and joint ventures with partners that would provide Asian/European distribution capabilities in order to complement its U.S. equity product expertise.

As is clear from the information statement, GSG will hold itself out as an entity that is engaged in the alternative investment management and related broker-dealer businesses, and has disclosed a clear business strategy to grow these businesses.  In these circumstances, as a newly formed entity, GSG may appropriately rely on the exclusion from the definition of “investment company” provided by Rule 3a-2 under the Investment Company Act.

August 6, 2015

3.                                      Please update your financial statements and related disclosures in your filing as required by Rule 3-12 of Regulation S-X.

The Company has revised the disclosure on pages 3-4, 10, 44, 54-59 and F-44 through F-64 of the Information Statement in response to the Staff’s comment.

Risk Factors, page 16

Control by Mario J. Gabelli of a majority of the combined voting power..., page 20

4.                                      Please disclose that your certificate of incorporation will include provisions that could have the effect of curtailing certain types of shareholder lawsuits, as described on pages 75-76.

The Company has revised the disclosure on page 21 in response to the Staff’s comment.

Our business and financial condition may be materially adversely impacted. . ., page 22

5.                                      We note your disclosure that a substantial portion of your products’ assets under management have “high-water marks.” Refer to the following statement on page 22:  “Investors in our products for the year ended December 31, 2014 generally experienced gains, resulting in no high-water marks for such investors.” If there were any periods in which a high-water mark became applicable and your subsequent investment performance failed to surpass it, please expand your disclosure to clarify that there were periods in which you did not earn incentive allocation income and quantify the lost income attributable to the high-water mark’s application.

The Company has revised the disclosure on page 22 of the Information Statement in response to the Staff’s comment.

Risks Related to GSG Common Stock, page 28

6.                                      Please add risk-factor disclosure concerning the litigation cost-shifting provision and the forum selection clause to be included in your bylaws, as disclosed on page 86.  We may have further comments once you file your bylaws.

The Company has revised the disclosure on page 31 of the Information Statement in response to the Staff’s comments.  In light of recent legislative developments in Delaware, the Company will not include a litigation cost-shifting provision in its post-spin-off bylaws.

The Spin-Off, page 33

Reasons for the Spin-Off, page 33

7.                                      Refer to the following statement, appearing on pages 3 and 31:  “After the spin-off, we and GAMCO will have increased flexibility to tailor our respective capital structures to our individual needs, and, as separate companies, each may be able to attain more favorable financing terms and lower blended costs of capital.” Please revise to explain how you and GAMCO might be able to obtain more favorable financing terms and lower blended costs of capital, as compared to your current circumstances as a combined company.  In particular, please tell us, with a view towards revised disclosure, about any particular credit characteristics of either GAMCO or Gabelli Securities that might cause the other entity to have a lower cost of capital as a separate entity.

August 6, 2015

The Company has revised the disclosure on pages 3 and 33 of the Information Statement to remove the statements regarding each company being able to obtain more favorable financing terms in response to the Staff’s comment.

Business, page 43

Alternative Investment Management, page 43

8.                                      Please revise this section to clarify the key aspects that differentiate the Event Merger Arbitrage from Event-Driven Value investing strategies.  Discuss the key factors that impact the success or failure of investments in either strategy.

The Company has revised the disclosure on page 43 of the Information Statement in response to the Staff’s comment.

Institutional Research Services, page 44

9.                                      We note that G.research has historically earned a substantial portion of the commission revenue from transactions executed on funds advised by GAMCO.  We also note on page 3 that one of the reasons for the spin-off is so that both you and GAMCO can use competitors instead of just relying on each other for services.  In this regard, we note on page 43 that you disclose there are no such assurances that the underwriting business relationship with GAMCO will continue.  In light of your expansion of G.research, please clarify the extent to which you expect the revenues generated by the GAMCO funds to continue at current levels.  Also, make appropriate revisions to your risk-factor disclosure based on your response.

The Company has revised the disclosure on pages 24, 44 and 45 of the Information Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

10.                               Please disclose in greater detail what caused the net gains in investments in 2013.  Refer to the following sentence on page 56:  “In 2013, we realized gains in our trading portfolios of $11.3 million and gains from AFS securities of $16.4 million.” Discuss the underlying reasons.

The Company has revised the disclosure on pages 60 and 61 of the Information Statement in response to the Staff’s comment.

August 6, 2015

Assets under Management Highlights, page 56

11.                               We note that the majority of your revenues are primarily earned as fees based on assets under management (AUM), which are impacted by market movements, net asset flows, asset allocation and product mix.  In an effort to provide more transparent disclosures regarding trends in your revenues by product line (i.e., event merger arbitrage, event- driven value, and other), revise your discussions by product line on page 54 to address the following:

•                  Quantify and discuss the range of fees and the average effective fee by each product line during each period presented, including the reasons for changes in these amounts.

•                  Expand your tabular presentation of the net cash inflows or outflows by product line to disclose the gross cash inflows and gross cash outflows.

The Company has revised the disclosure on pages 55 through 57 of the Information Statement in response to the Staff’s comment.

12.                               As a supplement to your breakdown of AUM by product line, please consider a separate rollforward of your AUM disaggregated by investment type (i.e. Equity, Fixed income, Money market, Alternative, Hybrid, etc.).  Provide separate details of the gross cash inflows and outflows, market appreciation and depreciation as well as average fee rate by investment type.

The Company has revised the disclosure on page 55 of the Information Statement in response to the Staff’s comment to clarify that 95% of its AUM was invested in equities and 5% of its AUM was invested in fixed income at March 31, 2015.  The following table shows the approximate percentages of the Company’s AUM invested in equities and fixed income on the dates specified.

	Percentage of AUM Invested in:
Date	Equities	Fixed Income
December 31, 2010	93%	7%
December 31, 2011	93%	7%
December 31, 2012	93%	7%
December 31, 2013	95%	5%
December 31, 2014	95%	5%
March 31, 2015	95%	5%

Given the historically high percentage of AUM invested in equities, the Company respectfully submits that a separate breakdown by investment type is not material to investors.

August 6, 2015

Contractual Obligations, page 65

13.                               Please tell us why you have not included in the table the demand loans to which you refer on page 87.

The Company has revised the disclosure on page 65 of the Information Statement in response to the Staff’s comment.

Critical Accounting Policies, page 66

Revenue Recognition, page 67

14.                               We note that you receive incentive fees from separate accounts which are based upon meeting or exceeding specific benchmark index or indices.  Please provide a discussion about the recognition of your incentive fees to address the following:

•                  The types of situations which require repayment of amounts received;

•                  The amount of performance fees recognized, but still subject to clawback;

•                  The amount of performance fees recognized, but still subject to clawback, that have been distributed;

•                  The amount of performance fees reversed each period presented on a consolidated basis;

•                  Quantify the existence of any material “high water marks” whereby you will not earn incentive fees even if the fund has positive returns until it surpasses the previous high water mark; and

•                  If any individual fund had a material impact on incentive or advisory fees for any period presented, or if any individual investment fund makes up a material amount of AUM for any period presented, the above information should also be provided for that individual fund.

The Company has revised the disclosure on page 67 of the Information Statement in response to the Staff’s comment.

Transactions with Related Persons, page 80

15.                               Please revise the last full paragraph of this section to clarify whether a transaction that is approved under the guidelines will be deemed to be entirely fair to GAMCO and its shareholders, as currently indicated in your disclosure, or to Gabelli Securities and its shareholders.

The referenced disclosure has been moved to the section titled “Description of Capital Stock—Corporate Opportunity and Conflict of Interest Policies—Conflict of Interest Policy.”  The Company has revised the disclosure on pages 93 of the Information Statement in response to the Staff’s comment.

August 6, 2015

Description of Capital Stock, page 88

Litigation Cost-Shifting Provisions

16.                               As the provisions of your new bylaws are adopted, please revise this section to clarify the application of the cost-shifting provisions.  For instance, what types of actions will be subject to the provisions, and is there a specific level of recovery that the plaintiff must reach in order to avoid falling under the cost-shifting provisions? Finally, please clarify which plaintiffs might be subject to having the defendants’ costs shifted and who could recover under the provisions.  Make similar changes to the risk factors section.

In light of recent legislative developments in Delaware, the Company will not include a litigation cost-shifting provision in its post-spin-off bylaws.

Notes to Combined Consolidated Financial Statements, page F-11

B. Significant Accounting Policies, page F-12

Allocated Expenses, page F-20

17.                               We note that your financial statements include an allocation of expenses from GAMCO for certain functions.  Please include an explanation of the allocation method used in the notes to the financial statements along with management’s assertion that the method used is reasonable.  Include in your MD&A the reasons for the changes in the allocated amounts in your discussion for the results of operations.  Further, when you finalize your separation agreement, if there are differences in the calculation of the allocations, please include a discussion that will allow investors to understand those differences.

The Company has revised the disclosure on page F-20 of the Information Statement in response to the Staff’s comment regarding allocation of expenses from GAMCO and the explanation of the allocation method used.

In management’s preparation of the MD&A section, the distinction between allocated costs and direct costs are not considered as management analyzes the line items in the statement of income in totality regardless of whether a portion, all or none of that expense line is allocated or direct.  Historically, there has not been material changes in how expenses are allocated that would make an analysis of allocated versus direct costs meaningful.  Were that to change in the future, whether upon finalization of the separation agreement or otherwise, management would make a note of that impact in future MD&As.

*              *              *              *              *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 318-6053 or Michael L. Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

Enclosures

cc:                                Kevin Handwerker, GAMCO Investors, Inc.

Kieran Caterina, Gabelli Securities Group, Inc.

Michael L. Zuppone, Esq., Paul Hastings LLP